SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

July 13, 2012

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: July 13, 2012

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

Timing of Smith & Nephew second quarter and half year results

13 July 2012

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, will announce its results for the second quarter and half year ended 30 June 2012 on Thursday 2 August 2012 at 7.00am BST/2.00am Eastern time.  This will be followed by a conference call for financial analysts at 8.30am BST/3.30am Eastern time, which can be heard live via audio webcast on the Smith & Nephew website at www.smith-nephew.com and available on the site archive shortly afterwards.

About Us

Smith & Nephew is a global medical technology business dedicated to helping improve people's lives.  With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma, Smith & Nephew has almost 11,000 employees and a presence in more than 90 countries. Sales in 2011 were nearly $4.3 billion.  Smith & Nephew is a member of the FTSE100 (LSE: SN, NYSE: SNN).

Enquiries:

Investors/Analysts
Kim Gunthorp	Tel: +44 (0) 207 401 7646
Smith & Nephew plc

Media
Charles Reynolds Smith & Nephew plc Justine McIlroy Brunswick - London	Tel: +44 (0) 207 401 7646 Tel: +44 (0) 207 404 5959